URBAN AG. CORP.

 800 TURNPIKE STREET, SUITE 103

NORTH ANDOVER, MA 01845

January 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Tracie Towner Staff Accountant

Re:	Urban AG. Corp
Item 4.01 8-K
Filed December 20, 2013
File No.0-52327

Ladies and Gentlemen:

As the Chief Executive Officer of Urban Ag. Corp. I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Urban Ag. Corp.

/s/ Billy V. Ray, Jr.
Billy V. Ray, Jr., CEO